SO 3-22-04

[redacted]

04003764

3

COMMISSION

J549

VF 3-12-04

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SEC FILE NUMBER

~~8-65952~~

8-25844

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Institutional Brokerage Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance — **314-983-7205**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature – Jay Indovino, CEO & President

Colleen A. Hussey
Notary Public

COLLEEN A. HUSSEY
Notary Public, State of New York
No. 01HU6009087
Qualified in New York Co.
Commission Expires October 1, 2006

This report contains:

[✓] (a) Facing Page

[✓] (b) Statement of Financial Condition.

[✓] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[✓] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[✓] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder of SunGard Institutional Brokerage Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SunGard Institutional Brokerage Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

PRICEWATERHOUSECOOPERS

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholders of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 10,867,045
Investment in money market funds	962,525
Accounts receivable	7,240,276
Due from affiliates	203,300
Fixed assets	1,580,900
Deferred tax asset	368,542
Goodwill and identifiable intangible assets	18,090,740
Other assets	405,834
Total assets	$ 39,719,162
Liabilities and Shareholder's Equity	
Due to Parent	$ 2,516,472
Due to affiliates	2,134,113
Accrued expenses and other liabilities	4,002,685
Total liabilities	8,653,270
Shareholder's equity	
Common stock, $.10 par value; 200 shares authorized, issued and outstanding	20
Additional paid-in capital	29,902,077
Retained earnings	1,163,795
Total shareholder's equity	31,065,892
Total liabilities and shareholder's capital	$ 39,719,162

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

SunGard Institutional Brokerage Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunGard Investment Ventures Inc. whose ultimate parent is SunGard Data Systems, Inc. ("SunGard"). The Company conducts business on behalf of its customers with clearing brokers located in New York City. These customers are principally investment advisors, who are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company generates commissions and other income from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. Cost of sales in the statement of operations primarily represents brokerage, clearing and service fees paid to those subsidiaries and third parties for services provided to the Company's customers based on pre-existing arrangements. In addition, the Company generates income by offering execution services and an electronic order routing network for placing securities trades through brokers and ECNs.

The Company's cash is primarily with two financial institutions.

Investment in money market fund, at fair value, on deposit at clearing broker, consists entirely of a BNY Clearing Services LLC ("BNY") money market fund and is accounted for on a trade date basis. The investment may be pledged at the discretion of BNY. The investment is recorded at fair value based upon quoted market values as of the close of business.

At December 31, 2003, the Company's assets and liabilities are carried at fair value or amounts approximating fair value.

2. Related-Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2003 the amounts due from affiliates and due to parent and affiliates represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

The Company receives floor brokerage and clearing services from affiliated broker dealers. Floor brokerage and clearing services fees paid to the affiliates amounted to $585,469 and $22,426, respectively, for the year ended December 31, 2003 and are included in cost of sales.

The Company also reimburses SunGard for rent paid for its New York and Illinois offices. Rent paid for these offices for the year ended December 31, 2003 was $527,709 and is included in facilities expense.

3. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets acquired in the MidAtlantic Institutional Shares Inc. ("MidAtlantic") acquisition consist of the following:

Goodwill	$ 45,294
Non-compete covenants	3,434,113
Less, accumulated amortization	(801,293)
	2,632,820
Customer Lists	19,132,915
Less, accumulated amortization	(3,720,289)
	15,412,626
Total carrying amount, net	$ 18,090,740

Identifiable intangible assets consist of non-compete covenants and customer lists and are amortized over periods of 5 and 6 years, respectively.

4. Fixed Assets

As of December 31, 2003 fixed assets included the following:

Software	$ 1,671,402
Telecommunications equipment	206,914
Computer	698,348
Furniture and fixtures	221,238
	2,797,902
Accumulated depreciation	(1,217,002)
	$ 1,580,900

Fixed assets are depreciated on a straight-line basis over their estimated useful lives ranging from 2 to 10 years.

5. Mid-Atlantic Acquisition

On November 1, 2002, the Company acquired substantially all the assets of MidAtlantic for $23 million. Of this amount, $21,850,000 was paid at closing with the remaining balance payable one year from closing pursuant to the agreement. MidAtlantic provides an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation. MidAtlantic also acts as an asset aggregator for money market mutual funds. These services are offered under agreement with MidAtlantic Capital Corporation, a registered broker-dealer in securities with the National Association of Securities Dealers.

6. Income Taxes

At December 31, 2003, the Company had a deferred tax asset of $316,532, which is attributable to state net operating loss carryforwards. A valuation allowance has not been placed against the

deferred tax assets, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $5,713,663 which exceeded the minimum requirement of $576,885 by $5,136,778. The Company's net capital ratio was 1.51 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

8. Off-Balance-Sheet Arrangements

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements.

Customer activity is transacted on a cash basis in which full payment is required upon settlement of trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As the indemnification has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2003, the Company has recorded no liabilities with regard to the indemnification. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. As of December 31, 2003, amounts were owed to the clearing brokers by these customers, which were in connection with normal delivery-against payment, cash-account transactions. After December 31, 2003, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral from the amounts owed.

9. Commitments

During 2001, the Company entered into new five year operating lease in Missouri for which the minimum future rental payments are as follows:

2004	$ 347,424
2005	347,424
2006	328,761
2007	28,770
2008	17,484
	$ 1,069,863